June 23, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Scott Anderegg

Attn: Lilyanna Peyser

Re:          Innovative International Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed April 27, 2023

File No. 333-269627

Dear Mr. Anderegg and Ms. Peyser:

Innovative International Acquisition Corp., a Cayman Islands exempted company (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 25, 2023, regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on April 27, 2023 (“Amendment No. 1”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold and have followed such comment with the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Amendment No. 1 to Registration Statement on Form S-4

Comparative Per Share Information, page 51

1. We note your response to comment 7. Please revise to include disclosure indicating that your calculation of historical book value per share includes both temporary equity and permanent equity.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page 51 of Amendment No. 2.

2. Please explain in further detail how you calculated the Zoomcar equivalent pro forma per share data as we are unable to calculate these amounts based on the Exchange Ratio of .0464 disclosed in footnote (1) to the table.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page 51 to include the correct Exchange Ratio of 0.0352, based on which Zoomcar equivalent pro forma per share amounts can be calculated.

Questions and Answers

Description of Negotiation Process with Zoomcar, page 115

3. We note your disclosure that "IOAC took several rounds of discussions before proposing an initial term sheet," as well as that "[o]n July 1, 2022, IOAC, in consultation with representatives of CCM and representatives of IOAC’s U.S. legal counsel, McDermott Will & Emery (“MWE”), sent Zoomcar an initial draft term sheet...." Please revise to disclose the nature and major issues discussed in these "several rounds of discussions" prior to the July 1, 2022 presentation of an initial term sheet.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on pages 116 and 117 of Amendment No. 2.

Zoomcar Inc. Interim Financial Statements

27 Variable Interest Entities, page F-97

4. We note the disclosures added to your interim financial statements in response to comment 21. Please revise the notes to your audited financial statements to also include the applicable disclosures required by ASC 810-10-50.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure on page F-53, F-94 and F-95 of Amendment No. 2.

Exhibit 5.1

5. Based on Exhibit 107, it appears that the registration statement covers 95,887,829 shares of common stock and 11,500,000 warrants to purchase common stock, however the legal opinion covers 65,760,335 shares of common stock and 11,500,000 warrants to purchase common stock. Please revise the opinion to cover all of the securities that are covered by the registration statement, or advise.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised Exhibit 107 to update the securities that are covered by the registration statement and revised the opinion to cover all of the securities covered by the registration statement.

Exhibit 8.1

6. It appears that Exhibit 8.1 is intended to serve as a "short-form opinion" per Section III.B of Staff Legal Bulletin No. 19. Please revise the tax opinion to state that the disclosure in the "Material U.S. Federal Income Tax Consequences to Redemption" section of the prospectus is the opinion of McDermott Will & Emery LLP. In addition, please revise the assumption in the third paragraph that all documents have been/will be duly executed and delivered to exclude IOAC/Zoomcar.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the tax opinion to state that the disclosure in the “Material U.S. Federal Income Tax Consequences to Redemption” section of the prospectus is the opinion of McDermott Will & Emery LLP and to exclude IOAC/Zoomcar from the assumption in the third paragraph that all documents have been/will be duly executed and delivered.

General

7. Where you state that the Sponsor entered into the sponsor support agreement, please clarify, if true, that no other consideration was exchanged in regard to such agreement.

The Company respectfully acknowledges the Staff's comment and advises the Staff that, in response to the Staff's comment, it has revised the disclosure in Notice of Extraordinary General Meeting and on pages 139, 160 and 297 of Amendment No. 2.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Sunyi Snow, at ssnow@mwe.com or by telephone at (214) 210-2810.

Sincerely,

By:	/s/ Mohan Ananda
Name: Mohan Ananda
Title: Chief Executive Officer, Innovative International Acquisition Corp.